April 11, 2011

Lauren Nguyen, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Citicorp Residential Mortgage Securities, Inc., Form S-3 Registration Statement, File No.: 333-171329 Filed on December 21, 2010

Dear Ms. Nguyen:

We are counsel to Citicorp Residential Mortgage Securities, Inc. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated December 21, 2010 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus supplement (the “Prospectus Supplement”) or the form of core prospectus (the “Core Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Lauren Nguyen, Esq.
April 11, 2011

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current amd timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The depositor has three affiliates that have offered asset-backed securities involving the same asset class as this offering:  CitiFinancial Mortgage Securities Inc. (CIK Code:  0001102620), Citigroup Mortgage Loan Trust Inc. (CIK Code: 0001257102) and Citicorp Mortgage Securities, Inc.  (CIK Code: 0000811785).

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

The Registrant confirms that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K or at such other date as the Commission by rule, regulation or Staff interpretation may permit during the term of the Registration Statement.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Lauren Nguyen, Esq.
April 11, 2011

The Registrant confirms that the Core Prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General

5.
Please confirm that you will describe the material characteristics of the mortgage loans in the related prospectus supplements, including the mortgage loans in the pool where exceptions to underwriting guidelines have been made.  Refer to Item 1103 and Item 1111 of Regulation AB.

The Registrant confirms that it will describe the material characteristics of the mortgage loans in the related supplements to the Core Prospectus, including the mortgage loans in the pool where exceptions to underwriting guidelines have been made to the extent required by Item 1103 and Item 1111 of Regulation AB.

6.	Please provide a summary description of the term “non-prime,” and explain how it differs from “subprime.”

The Registrant believed that the use of the term “non-prime” was helpful to differentiate many of the loans it originated which, while not prime due to, for example, the use of reduced documentation in the underwriting process, nevertheless had borrower credit characteristics that it believed were stronger than those associated with traditional subprime loans.  However, given the Staff’s comment, and in light of the fact that “non-prime” has not become a commonly used market designation, the Registrant has elected to modify the Prospectus to eliminate the use of the label “non-prime” and to instead rely on the information presented in the tabular description of the characteristics of the mortgage loans to convey the gradations in borrower credit.

7.
We note that you may include mortgage loans from the “Equity Builder Loans” program in a related takedown.  If material to the mortgage pool, please confirm that you will describe the Equity Builder Program in the summary description.

The Registrant confirms that, if material to the mortgage pool, it will describe the Equity Builder Program in the summary description.

The Mortgage Loans, page S-18

Lauren Nguyen, Esq.
April 11, 2011

8.	Please revise this section to provide the form disclosure describing the material characteristics of the mortgage loans in the mortgage pool. Refer to Item 1111 of Regulation AB.

The Staff’s requested change has been made beginning on page S-18 of the Prospectus Supplement.

9.	We note your bracketed disclosure on page S-18. Please provide us the form disclosure describing the exceptions from the underwriting guidelines that may be granted in a takedown.

The Staff’s requested change has been made on page S-19 of the Prospectus Supplement.

Equity Builder Loans, page S-18

10.	Please revise to disclose whether the mortgage loans offered in the Equity Builder Loans program are specifically made to “subprime” and ‘non-prime” mortgagors.

As described above in the response to comment number 6, the Registrant is no longer drawing a distinction between subprime and non-prime loans and has revised the disclosure in the Prospectus accordingly.

Core Prospectus

Modification of loan terms, page 3

11.	Please include a bracketed placeholder to confirm that you will disclose the percentage of loans in the asset pool that have been modified.

The Staff’s requested change has been made on page 3 of the Core Prospectus and page S-19 of the Prospectus Supplement.

Other credit support, page 18

12.	Please revise to describe the forms of “other credit support” which may be included in a shelf takedown.

Lauren Nguyen, Esq.
April 11, 2011

The Staff’s requested change has been made on beginning on page 18 of the Core Prospectus.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:           Ryan O’Connor, Esq.
Bill Felts